Filed by Colorado MEDtech, Inc.
                                      Pursuant to Rule 425 under the Securities
                                          Act of 1933 and deemed filed pursuant
                                               to Rules 14a-12 and 14d-9 of the
                                                Securities Exchange Act of 1934
                                        Subject Company: Colorado MEDtech, Inc.
                                              Commission File Number: 000-12471


       THE FOLLOWING PRESS RELEASE IS A PRELIMINARY COMMUNICATION PRIOR TO
         THE COMMENCEMENT OF AN EXCHANGE OFFER AND A PROXY SOLICITATION

FOR IMMEDIATE RELEASE:                                               NEWS
October 10, 2000                                                  NASDAQ-CMED

               Colorado MEDtech Sends Letter to CMED Shareholders

BOULDER, Colorado - Colorado MEDtech, Inc. (Nasdaq: CMED) today announced that Stephen K. Onody, the Chief Executive Officer and President of the Company, sent the following letter to shareholders:

October 6, 2000

Dear Colorado MEDtech Shareholder:

I'm writing to you today to give you a report on the progress of our business. At our August 2000 earnings conference call, I told the participants that as your new CEO I would meet with our institutional shareholders and analysts to talk about our efforts to position the company for future growth. Over the last two weeks I have traveled around the country to have these meetings. I have had the pleasure to discuss our restructuring program and the management changes we announced on August 22, 2000, with a number of you. Key components of our corporate restructuring program include:

o    The appointment of a new management team.

o    Positioning  the company for a near-term  turnaround  and operating  margin
     improvement.   Greater  focus  on  strengthening  our  core  businesses  in designing, engineering, and manufacturing value-added medical products to establish the platform of future growth. These four core businesses are:
     -- CMED/RELA
     -- Imaging & Power Systems
     -- CMED Manufacturing
     -- CIVCO

o    Cultivation of CIVCO's growth potential.

o Rationalization of the overall company to enhance long-term profitability and growth as a quality leader in its core businesses.

We believe Colorado MEDtech is currently at an inflection point and is poised to resume revenue and earnings growth next fiscal year and beyond.

I am pleased to tell you that the announced changes are making a difference at our company. With our business units now concentrated around our core strengths, our people are working closer than ever before to improve project performance and customer service. In addition, we are seeing a renewed sense of energy and employee morale throughout our organization. I am confident that we will see the tangible results of these efforts soon.

In the past two weeks, it became clear to me that our institutional shareholders and analysts support the direction we are taking the company. I am gratified by that support. I realize that many of you believe that Colorado MEDtech has not communicated well with its shareholders and the financial community in the past. I pledge that those days are over. I will communicate and welcome your feedback.

We have some good progress to report on the sales front. During our first fiscal quarter ended September 30, 2000, we increased bookings that will put us on track toward meeting our goals announced in August of improved results in the second half of fiscal year 2001 and a resumption of growth in fiscal year 2002.

During the first quarter we added many new customers and expanded our business with General Electric Medical Systems and Hitachi Medical Corporation for our imaging power systems products. We are excited about the continued confidence that these important customers have shown in us.

Other important developments which will contribute to our enhanced growth include:

o the transition from development to manufacturing of a unique oximetry device;

o the addition of new contracts for development of an imaging system for use in coronary bypass surgery and a device for the treatment of benign prostate hyperplasia and enlarged prostate; and

o the expansion of a software development project for an ambulatory drug delivery system.

A number of you have asked me about the public statements made by HEI, Inc. and its Chairman, Anthony Fant. As I'm sure you know, on September 11, 2000, HEI announced that it would begin an exchange offer for Colorado MEDtech stock, in which Colorado MEDtech stock would be exchanged for HEI stock "having a value of" $12.00 per share, subject to several conditions, including that HEI would not issue more than 8.5 million shares of its stock.

HEI recently filed a letter to Colorado MEDtech shareholders with the Securities and Exchange Commission, and you may soon be receiving that letter. In the letter, HEI conceded that if it makes the offer it has discussed in public and if the price of HEI's stock falls below $15.60 per share during a prescribed measurement term prior to an exchange, the stated value of the offer would be less than $12.00 per share.

Since HEI announced its intention to make an offer, the closing price of HEI stock has declined from $23.50 (September 8, the day before the announcement), to as low as $14.50 on October 6, 2000. HEI's shares appear to be volatile and not to have much trading volume.

Since September 11 through October 5, Colorado MEDtech shares have closed as high as $10 and as low as $8.50.

HEI still has not commenced its offer. I do not know if or when they will do it.

Today HEI announced that it intends to solicit shareholders to call a special meeting of shareholders to remove the Board of Directors. I do not know if or when they will do that either. We will resist any effort to remove the Board.

I met with Mr. Fant on September 22, 2000. At that meeting, Mr. Fant and other members of HEI management gave us their perspective on why your company should be acquired by HEI. In my opinion, the reasons Mr. Fant listed for the acquisition were the type of general statements one could make about the combination of any two technology companies. Further, one of HEI's principal rationales for the acquisition was that HEI wanted to become a larger company. Mr. Fant asked to make a presentation to our Board.

I reported this back to the Colorado MEDtech Board. The Board considered the reasons stated by HEI and other information they had. After review, the Board declined Mr. Fant's request.

Our Board is well aware of its duties to you as shareholders. We have fulfilled and will continue to fulfill those duties.

Finally, I want to share with you some nice recognition we've received recently:

o September 2000--Colorado MEDtech was named to the Fortune magazine 100 Fastest Growing Companies list. In our second year on the list, Colorado MEDtech was ranked 87th. To be eligible for consideration on the Fortune list, companies had to have revenues and market capitalization of at least $50 million, and a 30% annual growth rate in both revenue and earnings per share for three years, and must have positive earnings in the latest quarter.

o August 2000 -- The Denver Post listed us as one of the 100 Top-Performing Public Companies.

o October 2000 -- The Denver Business Journal has told us we will be listed as one of the Top 100 Colorado public companies.

o October 2000 -- The company received a Colorado Technology Fast 50 award from Deloitte & Touche.

We are proud of this recognition. We are excited about the opportunity we have to grow this company and to increase value for all shareholders.

Sincerely,

/s/ Stephen K. Onody

Stephen K. Onody
President and
Chief Executive Officer

Additional Information

The statements in this letter that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes,'' "intends,'' "may," "will,'' "should,'' "anticipated'' or comparable terminology or by discussions of strategy. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot assure that these expectations will prove to be correct. Such statements involve risks and uncertainties including, but not limited to, the risk that the Company's existing level of orders may not be indicative of the level or trend of future orders, the risk that the Company may not successfully complete the work encompassed by current or future orders, the risk that unforeseen technical or production difficulties may adversely impact project timing and financial performance, the risk that the management changes will not produce the desired results, the risk that acquired companies cannot be successfully integrated with the Company's existing operations, the risk that a downturn in general economic conditions or customer budgets may adversely affect research and development and capital expenditure budgets of potential customers upon which the Company is dependent, and developments that may occur regarding Mr. Fant and HEI, Inc. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. These factors are more fully described in the Company's documents filed from time to time with the Securities and Exchange Commission. The Company assumes no duty to update any forward-looking statements.

If an exchange offer commences, the Company will file a solicitation/recommendation statement regarding the exchange offer. If a proxy solicitation commences, the Company and certain of its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the transactions contemplated above, and a proxy statement to solicit proxies from the Company's security holders may be required to be filed.

Information regarding such officers and directors is included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 2000, in its proxy statement for its 1999 annual meeting and in its filing with the SEC on September 21, 2000 filed pursuant to Rule 425 under the Securities Act of 1933, as amended. These documents are available free of charge at the Securities and Exchange Commission web site and from the Company's contact, each listed below.

The Company has retained Wasserstein Perella & Co. ("Wasserstein Perella") to assist the Company in evaluating its response to HEI's proposal, for which they received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify Wasserstein Perella and certain persons related to them against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Wasserstein Perella is an investment banking firm that provides a full range of financial services for institutional and individual clients. Wasserstein Perella does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in any solicitation, or that Schedule 14A requires the disclosure of certain information concerning Wasserstein Perella.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ANY SOLICITATION/RECOMMENDATION STATEMENT, PROXY SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE EACH OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS WHEN AVAILABLE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FREE FROM THE COMPANY BY DIRECTING SUCH REQUESTS
TO: PETER J. JENSEN, SECRETARY, COLORADO MEDTECH, INC., 6175 LONGBOW DRIVE, BOULDER, CO 80301, TELEPHONE: (303) 530-2660.

Colorado MEDtech, Inc., through its wholly owned subsidiaries and operating divisions, is a leading full-service provider of advanced medical products and comprehensive outsourcing services.
                                     # # #
Contact:
Joele Frank, Wilkinson Brimmer Katcher
Matt Sherman / Dan Katcher
212-355-4449